UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

699172102
(CUSIP Number)

Elwood G. Norris
16101 Blue Crystal Trail
Poway, California 92064
858-735-9407
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172102	Page 2 of 8
1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	316,098 shares (see Item 5)
	8. SHARED VOTING POWER	3,024,374 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	316,098 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	3,024,374 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,472 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	18.2%
14.	IN

CUSIP No. 699172102		Page 3 of 8
1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	-0- shares (see Item 5)
	8. SHARED VOTING POWER	3,024,374 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	3,024,374 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,374 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	16.7%
14.	IN

CUSIP No. 699172102		Page 4 of 8
1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,834,217 shares (see Item 5)
	8. SHARED VOTING POWER	1,190,157 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	1,834,217 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	1,190,157 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,374 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	16.7%
14.	OO

CUSIP No. 699172102	Page 5 of 8

Introductory Note
Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1, amends and restates in entirety certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010. This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”) beneficially owned by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, and (iii) the Norris Family 1997 Trust  (the “Reporting Persons”), and is being filed to report the acquisition of additional shares of Common Stock and securities convertible into Common Stock by the Reporting Persons (which were either (i) acquired on the open market or directly from the Issuer in a February 22, 2011 private placement or (ii) as compensation in Mr. Norris’ capacity as an officer of the Issuer) since the filing of the original Schedule 13D on October 4, 2010.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons obtained shares of the Common Stock on September 27, 2010, as a result of the spin-off by LRAD Corporation of the Issuer to the stockholders of LRAD Corporation (the “Spin-off”). In the Spin-off, stockholders of LRAD Corporation received as a dividend from LRAD Corporation one share of Common Stock for every two shares of LRAD Corporation Common Stock owned by them. Upon completion of the Spin-off Mr. Norris beneficially owned 13.0%, Mrs. Norris beneficially owned 12.1% and the Norris Family 1997 Trust beneficially owned 12.1% of the Issuer’s Common Stock.

The Norris Family 1997 Trust owns 65% of Syzygy Licensing LLC (“Syzygy”) which has a business address of 8617 Canyon View Drive, Las Vegas, Nevada 89117 and whose manager is James A. Barnes of the same address and who is also an executive officer of the Issuer and owns the remaining 35% of Syzygy. The Norris Family Trust acquired its pecuniary interest in the warrants owned by Syzygy as a result of its proportionate 65% ownership in an aggregate of $260,000 of 8% subordinated notes with 520,000 warrants purchased from the Issuer on September 28, 2010 for cash and previous cash advances. The funds used by Syzygy were obtained from investments and loans to Syzygy made by the respective members in proportion to their interests. The Norris Family Trust disclaims beneficial ownership to any warrants beyond its 65% pecuniary interest or 338,000 warrants.

Another investment company (Mt. Savage Productions LLC with a business address previously reported in Item 2b) wholly owned by the Norris Family 1997 Trust also purchased an aggregate of $100,000 of 8% subordinated notes with 200,000 warrants from the Issuer for cash on September 28, 2010. The funds used were investment funds of the investment company.

The September 2010 notes and warrants purchased from the Issuer by the reporting persons were on the same terms as other investors as further disclosed on Form 8-K filed by the Issuer on October 1, 2010.

On October 8, 2010 Mr. Norris was granted a stock option exercisable for an aggregate of 750,000 shares of Common Stock of the Issuer exercisable at an exercise price of $0.33 per share with an expiration date of October 8, 2015, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on December 31, 2010. As of the date of this filing 187,500 options were beneficially owned being the options vested and vesting within 60 days hereof. Mr. Norris ownership may increase as a result of future vesting of the balance of options on 562,500 shares of Common Stock.

CUSIP No. 699172102	Page 6 of 8

On December 13, 2010 the Reporting Persons purchased 29,659 shares of the Issuer in the open market through Mt. Savage Productions, LLC at purchase prices ranging from $0.34 per share to $0.38 per share. The funds used were investment funds of the investment company.

On February 22, 2011 the Reporting Persons purchased through Mt. Savage Productions, LLC a total of 300,000 shares from the Issuer for cash at $0.50 per share. In connection with the financing, Mt. Savage Productions, LLC also received warrants exercisable for 300,000 shares of Common Stock at an exercise price of $0.75 per share. The warrants are exercisable until February 22, 2016. This purchase was part of a larger institution led financing for an aggregate of 2,000,000 shares and 2,000,000 warrants with the Reporting Person participating on the same terms as other investors. In connection with the purchase Mt. Savage Productions, LLC was a party to a Securities Purchase Agreement, a Stock Purchase Warrant and a Registration Rights Agreement with the Issuer and the other investors.  The funds used were investment funds of the investment company.

Item 4.  Purpose of Transaction

The shares of beneficial interest owned by the Reporting Persons were (a) acquired upon the spin-off of the Company from prior ownership in LRAD Corporation, (b) purchased in the open market, and (c) acquired or granted from the Issuer as described in Item 3 and are held for investment purposes. The combination of Mr. Norris percentage of beneficial ownership in the Company, coupled with his role as President and CEO and service as a director, may be deemed to have the effect of influencing control of the Issuer.  The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Company’s capital stock as they deem appropriate, including, without limitation, receiving stock options; purchasing shares of Common Stock; selling shares of Common Stock; converting or exercising warrants or options into Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Pursuant to the Issuer’s Form 10-Q dated January 25, 2011 and the subsequent institutional financing reported in the Issuer’s 8-K dated February 24, 2011 an aggregate of 17,306,064 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

CUSIP No. 699172102	Page 7 of 8

	Elwood G.	Stephanie A.	Norris Family
	Norris	Norris	1997 Trust
(a) Beneficial ownership
Common Shares	2,314,972	2,186,374	2,186,374
Warrants Exercisable within 60 days	838,000	838,000	838,000
Stock Options Exercisable within 60 days	187,500	-	-
Total Beneficial Ownership	3,340,472	3,024,374	3,024,374
Percentage	18.2%	16.7%	16.7%
(b) Voting and dispositive power
Sole Voting Power	316,098	-	1,834,217
Shared Voting Power	3,024,374	3,024,374	1,190,157
Sole Dispositive Power	316,098	-	1,834,217
Shared Dispositive Power	3,024,374	3,024,374	1,190,157

(c)	Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated October 4, 2010 and filed as Exhibit 99.1 to Form 13D dated October 4, 2010.
Exhibit 99.2	Form of Warrant from Issuer related to debt financing dated September 28, 2010 and incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.3	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.4	Form of Stock Purchase Warrant dated February 22, 2011 and incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.5	Securities Purchase Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.6	Registration Rights Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhiibit 10.2 to the Issuer’s Form 8-K dated February 24, 2011.

CUSIP No. 699172102	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2011	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust

By /s/ Elwood G. Norris
Trustee